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                     September 14, 2020

       Janet H. Zelenka
       Chief Financial Officer
       Stericycle, Inc.
       2355 Waukegan Road
       Bannockburn, IL 60015

                                                        Re: Stericycle, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-37556

       Dear Ms. Zelenka:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation